787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 23, 2011

VIA EDGAR

Mr. Craig Ruckman
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comments to Preliminary Proxy Materials for BlackRock International Value V.I. Fund, a series of BlackRock Variable Series Funds, Inc. (File No. 811-03290)

Dear Mr. Ruckman:

     Thank you for your telephonic comments received on June 15, 2011 regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) by BlackRock Variable Series Funds, Inc. (the “Corporation”), on behalf of its series BlackRock International Value V.I. Fund (the “Fund”). The Commission staff’s (the “Staff”) comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. Our responses to the Staff’s comments, which are set out in italicized text below, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Proxy Statement.

Comment 1

Along with the proposed change to the investment objective, the Proxy Statement notes a number of changes to the Fund that will become effective October 1, 2011 (i.e., changes to the Fund’s name, principal investment strategies, principal investment risks, the portfolio management team and benchmark index). Please disclose, supplementally, that the Fund will file a post-effective amendment to its registration statement pursuant to Rule 485(a) that will reflect these changes.

Response

The Fund does expect to file a post-effective amendment to its registration statement pursuant to Rule 485(a) of the Securities Act of 1933 (the “Securities Act”) that will reflect all of the changes to the Fund noted in the Proxy Statement, including the change to the investment objective of the Fund if approved by shareholders. As permitted by Rule 485(a), the Fund expects to file this post-effective amendment in mid-February 2012 as part of the Fund’s regular annual update of its registration statement. The Fund has notified shareholders of the changes to the Fund that will become effective on

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October 1, 2011 through a supplement to the Fund’s prospectus dated June 6, 2011 that was filed with the Commission pursuant to Rule 497(e) of the Securities Act.

Comment 2	The following statement appears in bold-face at the end of the Q&A section: “Please vote now. Your vote is important.” Please remove the word “now” from this statement.

Response	The requested change has been made.

Comment 3	Please disclose the rationale for changing the investment objective from the current objective to “long-term capital growth.”

Response

The Proxy Statement discloses that BlackRock and the Board believe that is appropriate to change the Fund’s investment objective in order to better align it with the new investment strategies that the Fund’s new portfolio management team expects to implement effective October 1, 2011 and provide greater flexibility for investments in non-dividend paying stock similar to the flexibility provided to comparable funds on the BlackRock platform.

Comment 4	Please disclose the rationale for changing the investment objective to a non- fundamental policy of the Fund.

Response

The requested change has been made. Additional language has been included in the Proxy Statement to note that “[c]hanging the Fund’s investment objective to a non- fundamental policy of the Fund would give the Board more flexibility to make appropriate changes to the Fund’s investment objective in a timely manner without having to incur the cost of soliciting and obtaining shareholder approval.”

Comment 5

The proxy notes a number of changes to the Fund that will become effective October 1, 2011 regardless of whether the proposal to change the investment objective of the Fund is approved by shareholders. Please disclose the compatibility of these changes with the current investment objective if shareholders do not approve the proposal to change the investment objective of the Fund. In particular, please clarify the following: (i) how the current investment objective would be achieved after the new investment strategies are implemented, (ii) whether the new Fund name would appropriately reflect the current investment objective, and (iii) whether the MSCI All Country World Index Ex- U.S. would be an appropriate benchmark index against which the Fund measures its performance if the Fund were operating under the current investment objective.

Response	In response to the Staff’s request, the following disclosure has been added to the Proxy Statement:

In the event that the proposal is not approved by the shareholders of the Fund, the Fund’s investment objective will not change and the Fund will continue to be managed in accordance with its current stated investment objective. However, the changes discussed above to the Fund’s name, principal strategies (including the related changes in risks that correspond to these strategy changes), the Fund’s portfolio management team and the Fund’s benchmark index will become effective on October 1, 2011 regardless of whether the proposal to change the Fund’s investment is approved by shareholders. These changes are not incompatible with the Fund’s current investment objective, and

June 23, 2011 Page 3

thus the Fund’s new portfolio management team would be able to implement the new investment strategies consistent with the flexibility permitted by the Fund’s current investment objective. However, Fund management believes that the proposed change to the Fund’s investment objective would allow the new portfolio management team greater flexibility for investments in non-dividend paying stock similar to the flexibility provided to comparable funds on the BlackRock platform.

Comment 6	In the section “Vote Required and Manner of Voting Proxies,” please disclose that as a result of proportional voting a small number of shareholders may affect the outcome of the vote.

Response	The requested change has been made.

* * * * * * * * * *

     As requested, the Corporation’s Tandy representations are enclosed with this letter.

     Please do not hesitate to contact me at (212) 728-8510, or Maria Gattuso of this office at (212) 728 8294, if you have comments or if you require additional information regarding the Fund’s proxy disclosure

Respectfully submitted,

/s/ Anthony Geron
Anthony Geron

Enclosures

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.